# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVERSPIN TECHNOLOGIES INC., CIK 0001438423
CUSIP: 30041T104
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 5670 W. Chandler Boulevard, Suite 130, Chandler, Arizona (AZ), 85226
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000324
Filed by CIK 0001734341

## Reporting persons
- Lynrock Lake LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 969,635; shared voting power 0; sole dispositive power 969,635; shared dispositive power 0; aggregate amount beneficially owned 969,635 (4.2% of the class)
- LYNROCK LAKE PARTNERS LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 969,635; shared voting power 0; sole dispositive power 969,635; shared dispositive power 0; aggregate amount beneficially owned 969,635 (4.2% of the class)
- Paul Cynthia: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 969,635; shared voting power 0; sole dispositive power 969,635; shared dispositive power 0; aggregate amount beneficially owned 969,635 (4.2% of the class)

## Item 1. Issuer
Name of issuer: EVERSPIN TECHNOLOGIES INC.
Address of issuer's principal executive offices: 5670 W. Chandler Boulevard, Suite 130, Chandler, Arizona, 85226

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Lynrock Lake LP, (ii) Lynrock Lake Partners LLC, and (iii) Cynthia Paul (collectively, the "Reporting Persons"). This statement relates to shares of Common Stock, par value $0.0001 ("Common Stock"), of Everspin Technologies, Inc. (the "Issuer") held by Lynrock Lake Master Fund LP ("Lynrock Lake Master"). Lynrock Lake LP (the "Investment Manager") is the investment manager of Lynrock Lake Master, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 2 International Drive, Suite 130, Rye Brook, NY 10573.
Citizenship: (i) Lynrock Lake LP is a Delaware limited partnership, (ii) Lynrock Lake Partners LLC is a Delaware limited liability company, and (iii) Cynthia Paul is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of March 31, 2026:

Lynrock Lake LP - 969,635
Lynrock Lake Partners LLC - 969,635
Cynthia Paul - 969,635
Percent of class:
Percent of class as of March 31, 2026:

Lynrock Lake LP - 4.2%
Lynrock Lake Partners LLC - 4.2%
Cynthia Paul - 4.2%

Based on 23,320,978 shares of Common Stock outstanding as of March 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on April 29, 2026.
Sole power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons had sole power to vote or to direct the vote of 969,635 shares of Common Stock.
Shared power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons had shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons had sole power to dispose or to direct the disposition of 969,635 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, Cynthia Paul / Sole Member of Lynrock Lake Partners LLC, its general partner (05/15/2026)
- LYNROCK LAKE PARTNERS LLC: /s/ Cynthia Paul, Cynthia Paul / Sole Member (05/15/2026)
- Paul Cynthia: /s/ Cynthia Paul, Cynthia Paul / Self (05/15/2026)